

Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Hops and Grain Production, LLC
Austin, TX

I have reviewed the accompanying balance sheet of Hops and Grain Production, LLC as of May 23, 2016 , and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 10, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Hops and Grain Production, L.L.C.

(A Development Stage Company)

Financial Statements

For the Period from Inception (May 3, 2016) through May 23, 2016

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Table of Contents

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Balance Sheets
(in USD)

	May 2, 2016	May 23, 2016
Assets		
Current assets		
Cash	$ -	$ -
Inventory	-	-
Other current assets	-	-
Total current assets	-	-
Equipment, net	-	-
Other noncurrent assets	-	-
Total assets	$ -	$ -
Liabilities and Members' Equity		
Current liabilities		
Accounts payable	$ -	$ -
Accrued liabilities	-	-
Total current liabilities	-	-
Members' shares	986.10	
Accumulated deficit	(986.10)	-
Total Members' equity	-	-
Total Liabilities and Members' Equity	$ -	$ -

2

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Statement of Operations
(in USD)

	Period from Inception (May 3, 2016) through May 23, 2016
Revenues	$ -
Cost of good sold	-
	-
Operating expenses	
Sales & marketing expenses	-
Research & development expenses	-
General & administrative expenses	-
Total operating expenses	-
Operating income (loss)	-
Other income (loss)	(986.10)
Income tax benefit (expense)	-
Net income (loss)	$ (986.10)

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Statement of Members' Equity
From Inception (May 3, 2016) through May 23, 2016
(in USD)

	Members' Shares		Additional Paid-In Capital	Accumulated Deficit	Total Members' Equity (Deficit)
	Shares	Amount			
Balances - May 2, 2016	-	$ -	$ -	$ -	$ -
Issuance of Member Shares	-	-	986.10	-	-
Net loss	-	-		-	-
Balances - May 23, 2016	-	$ -	$ 986.10	$ -	$ -

4

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Statement of Cash Flows
(in USD)

	Period from Inception (May 3, 2016) through May 23, 2016
Cash Flows from Operations	
Net loss	$ (986.10)
Adjustments to net loss	
Depreciation and amortization	-
Changes in assets and liabilities	
Inventory	-
Other assets	-
Accounts payable	-
Accrued liabilities	-
Total Cash Flows from Operations	-
Cash Flows from Investments	
Purchase of equipment	-
Total Cash Flows from Investments	-
Cash Flows from Financing	
Issuance of Member shares	986.10
Total Cash Flows from Financing	-
Total Cash Flows	-
Beginning Cash Balance	-
Ending Cash Balance	$ -

Hops and Grain Production, L.L.C. (A Development Stage Company) *Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016*
_____

Note 1 – Company

Hops and Grain Production, L.L.C. (the "Subsidiary" or the "Production Company"), was formed as a Texas limited liability company on May 3, 2016. Currently, the Production Company is 100% owned by the equity members of Hops and Grain L.L.C. (the "Parent" or the "Brewery"). The Managing Member of the Parent is also the Managing Member of the Subsidiary.

The Production Company was formed for the purpose of providing additional production capacity to the Brewery. The Subsidiary will brew craft beers, primarily for the Parent. It is also possible, but not guaranteed, that the Subsidiary will brew craft beers for other customers in the same line of business as the Parent.

The Subsidiary is in the process of forming. As of the May 23, 2016, the date of this report, the Subsidiary has not commenced any operations and does not own any assets. The Subsidiary is in the process of raising investment funds for the purpose of purchasing production equipment and commencing operations. After the raising of such funds, it is expected that the Parent will continue to hold at least eighty percent (80%) of the equity of the Subsidiary.

Note 2 – Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Note 3 – Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures.   Accordingly, actual results could differ from those estimates.

Note 4 – Members' Shares of Equity

Currently, the Subsidiary is 100% owned by the Members of the Parent. The Subsidiary has only one class of membership interest. The Members received their shares in exchange for startup costs incurred on behalf of the Subsidiary and the contribution of management and know-how. Additionally, the Parent has granted to the Subsidiary the right to use the brand of the Parent. The rights and responsibilities of the Members are defined in the Operating Agreement of the Subsidiary.

Note 5 – Parent as Related Party

The Parent, Hops and Grain L.L.C., is a craft microbrewery located 507 Calles Street, Austin, Texas, 78702. The Parent's web site is http://www.hopsandgrain.com/ . The Parent was formed as a Texas limited liability company on March 17, 2009.

The Parent has reached its maximum production capacity, as allowed by Texas law. At this point, to meet demand, the Parent must utilize outsourced brewery producers to supplement what it can produce in its facility. Rather than continue to use unrelated outsourced breweries, the Parent has

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

decided to form the Subsidiary to be a dedicated outsourced brewer to produce the Parent's brands and meet the Parent's production needs.

Parent and Subsidiary operate under common management, selling the products of the Parent (under license in the case of the subsidiary) on identical terms through the Parent's distribution network.

Note 6 - Subsequent Events

Management reviewed subsequent events through June 10, 2016, the date on which these statements were available to be issued.